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                                                                       EXHIBIT 8


                                                Contact:  Michael Sitrick
                                                          Michael Kolbenschlag
                                                          Sitrick and Company
                                                          (310) 788-2850



DENNIS WASHINGTON AND MARVIN DAVIS FORM GROUP TO MAXIMIZE MESA INC. SHAREHOLDER
   VALUE; CALL FOR BOARD TO EXPLORE ALL OPTIONS, INCLUDING MERGER OR SALE OF
                                    COMPANY

     Los Angeles, CA and Missoula, MT -- June 29, 1995 -- Dennis R. Washington and Marvin Davis today announced that they have formed a group for the purpose of maximizing shareholder value of MESA Inc.

     In a letter to MESA Inc.'s Board of Directors, Messrs. Washington and Davis, who together own 9.4% of MESA Inc.'s common stock, said, "As significant shareholders, we believe that the Board must evaluate all alternatives available to the company to maximize value for all shareholders . . . including a possible sale of the company or merger or other business combination."

     Messrs. Davis and Washington continued, "In light of the current financial distress of the company, we respectfully request that the Board of Directors promptly form a committee consisting of all of the independent directors, with independent financial and legal advisors, to explore all alternatives to enhance the value of the company for shareholders."

     Messrs. Washington and Davis said that, if the board does not promptly form the independent committee, the group intends to seek to call a special meeting of shareholders for the purpose of electing a majority of the board of directors who would be committed to exploring all alternatives for maximizing shareholder value.

     Shareholders aggregating 20% of the outstanding shares can call a special meeting to remove and elect directors.
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     A spokesman said the group may communicate with other shareholders to determine if they share the same concerns regarding what they view as the board's fiduciary responsibility to consider all alternatives to maximize shareholder value.

     "As shareholders of MESA Inc. since the summer of 1994," Messrs. Washington and Davis continued in their letter, "we have closely monitored the events occurring at the company, including the recent failed auction of the Hugoton Field properties. We supported your decision to conduct an auction of the Hugoton Field properties, although we do not understand why you did not engage independent financial advisors to assist management on such a material transaction. We are, of course, disappointed with the failed auction process especially given the disclosure that management did not permit partial bids nor solicit foreign buyers. Most distressing to us, however, is the Board of Directors' response to the failed auction. We are specifically referring to the Board's decision to accept management's proposal which narrowly focuses on only refinancing and partial property sale alternatives."

     Mr. Washington stated, "Management is pursuing a very narrow path of debt refinancing and partial asset sales. Boone Pickens, MESA's chairman, appears unwilling to consider any potential change of control transactions. I believe that a vast majority of the shareholders would like the Board to consider all alternatives for enhancing shareholder value, even if it results in a change of control."

     The group is being advised by Batchelder & Partners, Inc., a San Diego-based financial advisory and consulting firm.

     As disclosed in a Schedule 13D filing, Dennis Washington owns 3.5 million shares or 5.5% of MESA's common stock and Marvin Davis owns 2.5 million shares or 3.9% of MESA's stock. The group purchased 1,145,100 of those shares since June 20, 1995. In the filing, the group said that it reserves the right to modify its plans at any time.